Exhibit 99.1

                    [GUANGSHEN RAILWAY COMPANY LIMITED LOGO]

 (a joint stock limited company incorporated in the People's Republic of China)
                                (STOCK CODE: 525)

                             INTERIM RESULTS OF 2006

The Board of Directors of Guangshen Railway Company Limited (the "Company") hereby presents the unaudited operating results of the Company and its subsidiaries for the six months ended 30th June, 2006.


REVIEW OF OPERATIONS

In the first half of 2006, as a result of rapid growth in the regional economy of Guangdong and Hong Kong, the gradual implementation of the Mainland and Hong Kong Closer Economic Partnership Arrangement ("CEPA") and the progressive expansion of the "Relaxed Individual Travel" program to Hong Kong and Macau, as well as the steady improvement in the networks of Shenzhen Subway and Guangzhou Subway, the Company's passenger and freight transportation services continued to benefit from great market demand in its service territory. To capture the market opportunities, the Company improved its transportation organization and transportation capacity and thus ensured a continued development of its core transportation business.

In the first half of 2006, the Company's profit from operations was Renminbi ("RMB") 438.8 million, representing an increase of approximately 13.6% from RMB386.2 million in the same period last year. Consolidated profit attributable to equity holders of the Company was RMB361.9 million, representing an increase of 11.3% from RMB325.1 million in the same period of 2005.


MANAGEMENT'S DISCUSSION AND ANALYSIS

TOTAL REVENUES FROM OPERATIONS

In the first half of 2006, the Company's total revenues from operations were RMB1,739.8 million, representing an increase of approximately 10.7% from RMB1,572.1 million in the same period last year. Revenues from passenger transportation were RMB1,435.9 million and revenues from freight transportation were RMB236.8 million, representing approximately 82.5% and 13.6% of the Company's total revenues from operations, respectively, and approximately 85.8% and 14.2% of the total revenues generated from the Company's railroad business, respectively. Revenues from other businesses were RMB67.0 million, representing approximately 3.9% of the Company's total revenues from operations.

PASSENGER TRANSPORTATION BUSINESS

Passenger transportation business is the most important business of the Company. As at 30th June, 2006, the Company operated 123 pairs of passenger trains in accordance with its daily train schedule, representing an increase of one pair from the number in operation at the end of 2005. There were 67 pairs of high-speed passenger trains between Guangzhou and Shenzhen; two pairs of regular-speed passenger trains between Guangzhou and Shenzhen; 41 pairs of long-distance passenger trains, an increase of one pair from the number in operation at the end of 2005; and 13 pairs of Hong Kong Through Trains.

In the first half of 2006, the Company's total number of passengers was 27.080 million, representing an increase of approximately 6.9% from 25.331 million in the first half of 2005. The total number of passengers traveling on the Guangzhou-Shenzhen trains was 11.181 million in the first half of 2006, representing an increase of approximately 6.8% from 10.465 million in the same period last year. The total number of passengers traveling on the Hong Kong through-trains was 1.519 million, representing an increase of approximately 2.6% from 1.480 million in the same period of 2005; and the total number of passengers traveling on long-distance passenger trains was
14.380 million, representing an increase of approximately 7.4% when compared to 13.386 million in the same period last year.

Revenues from passenger transportation business in the first half of 2006 were RMB1,435.9 million, representing an increase of approximately 18.8% from RMB1,208.3 million in the same period last year. Revenues from Guangzhou-Shenzhen trains were RMB668.0 million, representing an increase of approximately 10.8% from RMB603.1 million in the same period last year. Revenues from Hong Kong through-trains were RMB218.4 million, representing a decrease of approximately 1.6% from RMB221.9 million in the same period last year; and revenues from long-distance trains were RMB549.5 million, representing an increase of approximately 43.3% from RMB383.4 million in the same period last year.

Increases in revenues from passenger transportation and the number of passengers were mainly attributable to the following reasons: (1) the continuing increase in the number of business persons and tourists traveling between the Mainland and Hong Kong following the accelerated implementation of CEPA and the progressive expansion of the "Relaxed Individual Travel" program to Hong Kong and Macau; (2) the connection of passenger flows connection between long-distance trains in the Guangzhou area and Guangzhou-Shenzhen trains and the provision of "One-stop Through All" service further boosted the Company's passenger flows; (3) the operation of long-distance trains between Shenzhen and Shaoguan and between Shenzhen and Shanghai has also brought about an increase in revenues from passenger transportation when compared to the same period last year; and (4) the steady improvement of Shenzhen Subway and Guangzhou Subway, which has boosted the Company's passenger flows. However, the revenue from Hong Kong through-trains decreased in spite of the increased passenger volume primarily due to the marketing efforts of the Company such as providing discount for passengers going to Disneyland and for group passengers.

The following table sets forth the revenues from passenger transportation and the number of passengers from 1st January, 2006 to 30th June, 2006 as compared to the same period of 2005:



                                                                              INCREASE/
                                                      SIX MONTHS ENDED     DECREASE) AS
                                                          30TH JUNE,        COMPARED TO
                                                       2006        2005            2005

Revenues from passenger
  transportation (RMB thousands)                  1,435,946   1,208,347           18.8%

  Guangzhou-Shenzhen trains                         668,024     603,093           10.8%
  Hong Kong through-trains                          218,419     221,901           (1.6%)
  Long-distance trains                              549,503     383,353           43.3%

Total number of passengers (thousand persons)        27,080      25,331            6.9%

  Guangzhou-Shenzhen trains                          11,181      10,465            6.8%
  Hong Kong through-trains                            1,519       1,480            2.6%
  Long-distance trains                               14,380      13,386            7.4%

Revenue per passenger (RMB)                           53.03       47.70           11.2%

  Guangzhou-Shenzhen trains                           59.75       57.63            3.7%
  Hong Kong through-trains                           143.79      149.93           (4.1%)
  Long-distance trains                                38.21       28.64           33.4%

Total passenger-kilometers (millions)               2,464.2     2,260.7            9.0%

Revenue per passenger-kilometer (RMB)                  0.58        0.53            9.4%


FREIGHT TRANSPORTATION BUSINESS

Freight transportation is an important business segment of the Company. In the first half of 2006, total freight tonnage transported by the Company was
14.072 million tonnes, representing a decrease of approximately 7.5% from
15.210 million tonnes in the same period of 2005. Outbound freight tonnage was
3.688 million tonnes, representing a decrease of approximately 14.3% from
4.302 million tonnes in the same period last year; and inbound freight tonnage was 10.384 million tonnes, representing a decrease of approximately 4.8% from
10.908 million tonnes in the same period last year.

Revenues generated from the Company's freight transportation in the first half of 2006 were RMB236.8 million, representing a decrease of approximately 12.1% from RM269.4 million in the first half of 2005. Outbound freight revenues were RMB46.8 million, representing a decrease of approximately 7.4% from RMB50.6 million in the same period of 2005. Inbound and pass-through freight revenues were RMB142.8 million, representing a decrease of approximately 18.3% from RMB174.8 million in the same period last year; and revenues from storage, loading and unloading and other miscellaneous items were RMB47.2 million, representing an increase of approximately 7.3% from RMB44.0 million in the same period last year.

The Company's total freight tonnage and total freight transportation revenues decreased when compared to the same period last year. This was mainly due to:
(1) a decrease in the transportation of coal, ore, building materials and grain, etc that account for a relatively large proportion of the Company's total freight tonnage, as a result of the general rise in raw materials prices and the adjustment of industrial structure in the areas along the Guangshen Railway; (2) the construction of the fourth line between Guangzhou and Shenzhen, which has adversely affected the freight transportation business to a certain extent; and (3) the enhanced competitiveness of other means of transportation, which has affected railway freight transportation to a certain extent.

The following table sets forth the revenues generated from freight transportation and the volume of freight transportation from 1st January, 2006 to 30th June, 2006 as compared to the same period in 2005:


                                                                          INCREASE/
                                                 SIX MONTHS ENDED     (DECREASE) AS
                                                   30TH JUNE,           COMPARED TO
                                                 2006         2005             2005
Revenues from freight transportation
  (RMB thousands)                             236,768      269,365          (12.1%)

  Revenues from outbound freight               46,826       50,577           (7.4%)
    Revenues from inbound and
      pass-through freight                    142,753      174,824          (18.3%)
    Revenues from storage,
      loading and unloading
      and others
      miscellaneous items                      47,189       43,964            7.3%)

Total tonnage (thousand tonnes)                14,072       15,210           (7.5%)

  Outbound freight tonnage                      3,688        4,302          (14.3%)
  Inbound and pass-through freight tonnage     10,384       10,908           (4.8%)

Revenue per tonne (RMB)                         16.83        17.71           (5.0%)

Total tonne-kilometers (millions)             1,023.6      1,074.8           (4.8%)

Revenue per tonne-kilometer (RMB)                0.23         0.25           (8.0%)



OTHER BUSINESSES

In the first half of 2006, revenues from other businesses of the Company decreased by approximately 29% to RMB67.0 million from RMB94.4 million in the same period of 2005.

OPERATING EXPENSES OF THE RAILROAD BUSINESSES

Operating expenses of the Company's railroad business in the first half of 2006 were RMB1,249.7 million, representing an increase of approximately 12.8% from RMB1,107.7 million in the first half of 2005. The increase in railway operating expenses was primarily attributable to: (1) the increase in employees' salaries and benefits, which are directly related to the Company's operating results and staff workload; (2) an increase in variable expenses such as equipment leases and services, the consumption of materials and supplies expenses as a result of the operation of additional pairs of long-distance passenger trains in the first half of 2006 as well as rise in fuel and electricity prices; and (3) the increase in depreciation charges compared to the same period last year due to the increase of fixed assets.


LIQUIDITY AND FINANCIAL SOURCES

During the first half of 2006, the main source of the Company's capital was its operation revenues. Such capital was used primarily for capital and operational expenditures and payment of taxes and dividends.

As at 30th June, 2006, the Company's liabilities-to-assets ratio was 18.3%.

As at 30th June, 2006, the Company had unutilized banking facilities of more than RMB8,000,000,000 granted from certain banks. The Company believes that it has sufficient working capital and available banking facilities to support its operations and developments.


PROSPECTS

With the accelerated cooperation of regional economies in the "Pan Pearl River Delta" and the gradual implementation of the CEPA between Mainland China, Hong Kong and Macau, the Company believes that it will face favorable opportunities for its operations and developments. The Company expects that its transportation businesses will maintain the growth trend in the second half of 2006.

The Company will continue to proceed with the proposed A share issue and the acquisition of the railway transportation assets between Guangzhou and Pingshi. To expand the operating scale and to strengthen its leading position in the railway industry in the Pearl River Delta, the Company proposed to issue not more than 2.75 billion A shares and use the proceeds to acquire the assets in relation to the railway transportation business between Guangzhou and Pingshi of Guangzhou Railway (Group) Company. The acquisition will improve the Company's competitiveness and overall performance, optimize the allocation of transportation resources, enhance the reputation of the Company in the capital market and facilitate the forward-leaping development of the Company.

The Company will continue with the construction of the fourth line between Guangzhou and Shenzhen. Upon completion of the construction, the Guangshen railway will become the first four-line railway in China that allows high-speed passenger trains and regular speed passenger and freight trains to run on separate lines, substantially improving the transportation capacity of high-speed passenger trains, domestic long-distance trains and freight trains.

The Company will push forward the introduction of advanced electric trains of international standards. The Company purchased 20 sets of Electric Multiple Units trains (EMUs), each with a speed of 200 km/h. These 20 sets of EMUs will be used in the operation of the Guangzhou-Shenzhen high-speed passenger trains and Hong Kong through-trains in 2007. The introduction of EMUs will strengthen the Company's brand name of "safety, speed, comfort and quality" in transport services, thereby increasing the Company's competitiveness and improve our operating efficiency.

In relation to its passenger transportation business, the Company will continue with its implementation and improvement of the "As-frequent-as-buses" project for Guangzhou-Shenzhen high-speed passenger trains and the related computerized ticketing system. The Company will also continue to improve passenger boarding facilities, enhance passenger service functions and create a more comfortable passenger service environment. In addition, the Company will accelerate the introduction of advanced train sets to further enhance the service quality of the "As-frequent-as-buses" project.

In relation to its freight transportation business, the Company will accelerate the growth of its freight transportation business by continuously strengthening its marketing efforts and organization of freight sources and to ensure the deployment of freight trains.


FINAL DIVIDEND OF 2005

A resolution approving the distribution of a dividend of RMB0.12 (inclusive of tax) per share to the shareholders of the Company was passed at the annual general meeting of the Company for the year 2005 held on 11th May, 2006. The final dividend was distributed to the Company's shareholders on or before 11th June, 2006.


INTERIM DIVIDEND

The Board of Directors has decided not to declare any interim dividend for the six months ended 30th June, 2006.


CHANGES TO DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

On 13th January, 2006, resolutions were passed at the seventh meeting of the fourth session of the Board of the Company to appoint Mr. Zhuang Mingcan as Deputy General Manager and Mr. Luo Jiancheng as General Manager Assistant.

On 26th April, 2006, resolutions were passed at the tenth meeting of the fourth session of the Board of the Company to terminate the engagement of Mr. Li Kelie as General Manager, the engagement of Mr. Li Qingyun as Deputy General Manager, the engagement of Mr. Zhuang Mingcan as Deputy General Manager and the engagement of Mr. Sun Tao as Chief Engineer; and to appoint Mr. Yang Yiping as General Manager.

On 27th June, 2006, resolutions were passed at the third extraordinary shareholders meeting of the Company in 2006 to terminate the engagement of Mr. Li Kelie and Mr. Hu Lingling as directors for the fourth session of the Board of the Company and to appoint Mr. Yang Yiping and Mr. Cao Jianguo as directors for the fourth session of the Board; to terminate the engagement of Mr. Tang Dinghong and Mr. Chen Yongbao as Supervisors for the fourth session of the Supervisory Committee and to appoint Mr. Chen Ruixing and Mrs. Li Jin as Supervisors for the fourth session of the Supervisory Committee of the Company.


EMPLOYEES, EMPLOYEE PAYMENT POLICY AND TRAINING PLANS

As at 30th June, 2006, the Company had a total of 9,276 employees, representing an increase of 394 persons from that of 31st December, 2005. The increase was mainly due to the additional operation of Long-distance trains between Shenzhen and Shanghai since the beginning of the year.

The Company's salary policy is closely linked with operating efficiency, labour efficiency and individual performance. The total amount of employees' salaries is closely related to the operating results of the Company and the distribution of employees' salaries is based on their position scores and performance reviews. The basic salary of an employee is determined on the basis of the evaluation of basic labor factors such as labor skills, labor responsibilities, labor intensity and labor conditions, etc., and the actual labor remuneration is calculated on the basis of technical competence and vocational level of the employee and the evaluation of the quantity and quality of the actual labor input. In the first half of 2006, the Company paid approximately RMB285.9 million for salaries and benefits.

Pursuant to the applicable state policies and regulations, the Company provides the employees with a set of statutory funds and benefits as listed below:



                                                     AS A PERCENTAGE OF THE EMPLOYEES'
                                                          AGGREGATE SALARIES IN 2005

                                                Employees residing
                                              in Guangzhou area or
                                                         along the
                                                Guangzhou-Shenzhen     Employees residing
Employee Benefits                                            route            in Shenzhen

Housing Fund                                                    7%                    13%
Retirement Insurance                                           18%                    18%
Supplemental Retirement Insurance                               5%                     5%
Basic Medical Insurance                                         8%                     6%
Supplemental Medical Insurance                                  1%                   0.5%
Child-bearing Medical Insurance                               0.4%                   0.5%
Other Welfare Contributions                                     6%                     8%


In the first half of 2006, the Company provided 4,729 employees with relevant training, including post standardization, training on adaptability and emergency measures. The Company provided most of these training courses but also engaged certain external experts for training purposes. The Company has completed 50% of its full-year training plans in the first half of this year and training expenses amounted to approximately RMB1.80 million.


ACCOUNTING TREATMENT IN RELATION TO THE DIFFERENCES BETWEEN THE SELLING PRICES AND COSTS OF EMPLOYEES' HOUSING

The Company constructed and purchased new residential properties for its employees to improve their living conditions. Under a housing benefit scheme, the Company sold these residential properties to its employees at prices approved by the government. The losses arising from the difference between the then net book value and the proceeds from the sales of staff quarters to the employees was not more than RMB226.4 million as at 30th June, 2006. Pursuant to the prevailing policies of the Ministry of Finance, such losses should be credited to retained earnings in the PRC statutory accounts as at 1st January, 2001, or in case of a debit balance, to offset against the statutory public welfare fund, statutory surplus reserve, discretionary surplus reserve and capital surplus reserve maintained by the Group upon the approval of the Board of Directors. Such treatment conforms with the PRC accounting principles and regulations applicable to the Company and its subsidiaries.

In the financial statements of the Company as at 30th June, 2006 prepared in accordance with International Financial Reporting Standards, the Company accounted for such losses as losses arising from the sale of completed staff quarters to employees, or from the sale of premises under construction to employees who are expected to render future services to the Group and could be reasonably estimated, totalling approximately RMB226.4 million. Such losses have been deferred as deferred staff costs and are amortized on a straight-line basis using an estimated average remaining employee service period of 15 years, determined at the time of when such sales occurred. During the period from 1st January, 2006 to 30th June, 2006, the amortization of such deferred staff costs charged to general and administrative expenses of the consolidated income statement amounted to approximately RMB7.546 million and the accumulated amortization amounted to RMB98.09 million.

As at 30th June, 2006, the unamortized deferred losses, which were recorded as deferred staff costs on the balance sheet of the Company and its subsidiaries, amounted to RMB128.6 million.

CAPITAL STRUCTURE

No change occurred to the Company's share capital structure since publication of the Company's last annual report. The Company's capital structure as at 30th June, 2006 was as follows:

                                                        AS AT 30TH JUNE, 2006

                                                                     PERCENTAGE OF
                                                                       TOTAL SHARE
CLASS OF SHARES                                    NUMBER OF SHARES        CAPITAL
                                                                               (%)
State-owned legal person shares                     2,904,250,000            66.99
H Shares                                            1,431,300,000            33.01

Total                                               4,335,550,000            100.0



SHAREHOLDERS

So far as the Directors are aware, as at 30th June, 2006, the interests and short positions of the persons, other than directors or supervisors of the Company, in the shares and underlying shares of the Company as recorded in the register required to be kept under section 336 of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) were as follows:

                                                                                                        PERCENTAGE      PERCENTAGE
                                     CLASS         NUMBER OF                                 TYPE OF      OF CLASS        OF TOTAL
NAME OF SHAREHOLDER                  OF SHARES   SHARES HELD        CAPACITY                 INTEREST    OF SHARES   SHARE CAPITAL
                                                                                                         (%)         (%)


Guangzhou Railway                    Domestic    2,904,250,000(L)   Beneficial owner         Corporate   100.00              66.99
  (Group) Company                      shares

Mondrian Investment                  H Shares      114,106,000(L)         Investment         Corporate     7.97               2.63
  Partners Ltd.                                                              Manager

Merrill Lynch & Co.,Inc              H Shares      102,154,850(L)         Investment         Corporate     7.14               2.36
                                                                             Manager

HSBC Halbis Partners                 H Shares       88,556,000(L)         Investment         Corporate     6.18               2.04
  (Hong Kong) Limited                                                        Manager

Sumitomo Mitsui                      H Shares       86,052,000(L)         Investment         Corporate     6.01               1.98
  Asset Management                                                           Manager
  Company, Limited

Sumitomo Life Insurance              H Shares       86,052,000(L)   Interest of controlled   Corporate     6.01               1.98
  Company (Note)                                                    corporation


Note: As at 30th June, 2006, Sumitomo Life Insurance Company was deemed to be interested in 86,052,000 H Shares (representing 6.01% of the total H Shares of the Company or 1.98% of the total share capital of the Company) held by Sumitomo Mitsui Asset Management Company, Limited, a controlled corporation of Sumitomo Life Insurance Company.

          The letter "L" denotes a long position.


PUBLIC FLOAT

As at 30th June, 2006, at least 25% of the Company's total issued share capital was held by the public. The Company is therefore in compliance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules") with regard to the sufficiency of the public float.

INTERESTS OF DIRECTORS AND SUPERVISORS IN THE SHARE CAPITAL OF THE COMPANY

As at 30th June, 2006, there was no record of interests and short positions (including the interests and short positions which were taken or deemed to have been taken under the provisions of the Securities and Futures Ordinance) of the directors or supervisors of the Company in the shares, underlying shares and debentures of the Company or any associated corporation (within the meaning of the Securities and Futures Ordinance) in the register required to be kept under section 352 of the Securities and Futures Ordinance. The Company had not received notification of such interests and short positions from any director or supervisor of the Company as required to be made to the Company and The Stock Exchange of Hong Kong Limited (the "Hong Kong Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers in Appendix 10 to the Listing Rules. The Company has not granted to any of the Company's directors or supervisors or their spouses or children under the age of 18 any right to subscribe for any shares or debentures of the Company.


PURCHASE, SALE OR REDEMPTION OF SHARES

Neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's shares during this reporting period.


IMPACT OF ECONOMIC POLICIES ON THE COMPANY

The policies on adjustment of the national economic structure and policies relating to import and export activities have affected the composition of the Company's railway freight and freight pricing policies. Save as disclosed above, the Company is not aware of any other economic policies that are likely to have an impact on the Company's business and financial position.


TAXATION POLICY

As the Company is located in the Shenzhen Special Economic Zone, it enjoys a preferential income tax rate of 15%. According to relevant tax regulations, the subsidiaries of the Company are subject to income tax at the rate of 15% or 33%, depending on the location of incorporation.


ENTRUSTED DEPOSITS

As at 30th June, 2006, the Company did not have any entrusted deposits with any financial institutions in China.


BANK BORROWINGS

As at 30th Jun, 2006, the Company had no bank loans or borrowings.


EXCHANGE RISK

The Company currently holds certain amounts of United States dollars and Hong Kong dollars ("HK dollars") deposits. It also earns revenues in HK dollars from its railway transportation business. Dividends to the holders of H shares and holders of American Depositary Receipts are paid in foreign currencies. Some of the Company's contracts, particularly with respect to the high-speed passenger train projects, are payable by the Company in foreign currencies. If the exchange rate of RMB to the relevant foreign currencies fluctuates, the operating results of the Company will be affected. The Company did not enter into any hedging transactions with respect to its exposure to foreign currency movements.

CHARGE ON ASSETS AND GUARANTEE

As at 30th June, 2006, the Company did not have any charge on its assets and did not provided any guarantees.


MATERIAL LITIGATION

As at 30th June, 2006, the Company has not been involved in any material tigation or dispute.


PROPOSED ISSUE OF A SHARES, VERY SUBSTANTIAL ACQUISITION AND CONTINUING CONNECTED TRANSACTIONS

The Company and Guangzhou Railway (Group) Yangcheng Railway Company (the "Vendor") entered into an agreement in respect of the acquisition by the Company of the railway transportation business between Guangzhou and Pingshi currently operated by the Vender and the assets and liabilities relating to such business (the "Acquisition") on 15th November, 2004 (the "Acquisition Agreement"). The consideration of the Acquisition is approximately RMB10.3 billion. The Company has applied to the relevant authorities for the issue and allotment of not more than 2.75 billion A shares to investors in the PRC (the "A Share Issue") and intends to use the proceeds from the A Share Issue to finance the Acquisition. Pursuant to the Listing Rules, the Acquisition constitutes a very substantial acquisition of the Company. As the Vendor is a wholly- owned subsidiary of the Parent Company, the Acquisition also constitutes a connected transaction of the Company.

In addition, in anticipation of the A Share Issue and the Acquisition, the Company had entered into various agreements with each of the Vendor and the Parent Company in respect of certain continuing connected transactions. Such agreements shall take effect on the completion of the Acquisition and shall replace all existing connected transaction agreements relating to the same categories of transactions of the Company.

The Company has submitted its application proposal relating to the A Share Issue to the China Securities Regulatory Commission (the "CSRC"). As of the date of this interim results announcement, the Company has not received any approval to the A Share Issue from the CSRC.


MATERIAL ACQUISITION OR DISPOSAL

Except for the above conditional Acquisition Agreement, as at 30th June, 2006, the Company had not made any other material acquisition or disposal.


CONNECTED TRANSACTIONS

Save for the above conditional Acquisition Agreement and continuing connected transactions to take effect upon the completion of the Acquisition, as at 30th June, 2006, the Company's connected transactions in relation to railway transport were carried out on normal terms according to the annual caps as approved by the shareholders of the Company on 3rd March, 2006 and according to the contracts entered into by the contracting parties. Save as disclosed in this interim results announcement and the Company's interim report, there has been no new connected transaction since the last annual report of the Company.

On 13th June, 2006, the Company signed an agreement with Guangzhou Railway Economy Development Company ( a subsidiary of Parent Company) to transfer to it 51% of the shares of Shenzhen Guangshen Railway Civil Engineering Company owned by the Company and its subsidiaries.

AUDIT COMMITTEE

The Audit Committee consists of three independent non-executive directors of the Company. Its main duties include review and supervision of the financial reporting process and internal controls of the Company. The unaudited interim financial statements for the six months ended 30th June, 2006 have been reviewed by the Audit Committee.


CORPORATE GOVERNANCE

The Company is committed to high standards of corporate governance. To the best knowledge of the Company and its directors, the Company has complied throughout the accounting period covered by this interim results announcement and the Company's interim report with the applicable code provisions set out in the Code on Corporate Governance Practices ("Corporate Governance Code") contained in Appendix 14 of the Listing Rules.


MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS OF LISTED ISSUERS

The Company has adopted a code of conduct regarding directors' securities transactions on terms no less exacting than the required standard set out in the Model Code for Securities Transactions by Directors of Listed Issuers ("the Model Code") as set out in Appendix 10 of the Listing Rules.

The Company has made specific enquiry with all directors, all of whom confirmed that they have complied with the required standard set out in the Model Code during the six months ended 30th June, 2006.


DOCUMENTS AVAILABLE FOR INSPECTION

The full text of the Company's interim report and Financial Statements signed by the Chairman are available for inspection at No. 1052 Heping Road, Shenzhen, the People's Republic of China.




                                             On behalf of the Board of Directors
                                                         WU JUNGUANG
                                             Chairman of the Board of Directors

Shenzhen, China, 22nd August, 2006

INTERIM RESULTS

The Board of Directors of Guangshen Railway Company Limited (the "Company") hereby presents the unaudited interim operating results of the Company and its subsidiaries (the "Group") for the six months ended 30th June, 2006 prepared under International Financial Reporting Standards ("IFRS").


CONDENSED CONSOLIDATED INTERIM BALANCE SHEET
As at 30th June, 2006


                                                    AS AT          As at
                                               30TH JUNE,  1st December,
                                                     2006           2005
                                        Note      RMB'000        RMB'000
                                              (UNAUDITED)      (Audited)
ASSETS
NON-CURRENT ASSETS
Fixed assets                             5      7,633,775      7,391,507
Construction-in-progress                 5      2,213,769      1,449,358
Prepayment for fixed assets                       405,576        482,940
Leasehold land payments                           613,010        620,798
Interests in associates                  6        104,845        108,000
Available-for-sale investments                     46,108         46,108
Deferred tax assets                                40,392         35,990
Deferred staff costs                              128,562        135,821
                                               11,186,037     10,270,522

CURRENT ASSETS
Materials and supplies, at cost                    64,542         64,953
Trade receivables, net                   7        107,174        106,393
Due from parent company                            39,464         15,636
Due from related parties                           39,492         64,670
Prepayments and other receivables, net            175,917        170,607
Restricted cash                                   207,221        173,413
Short-term deposits                               701,566        766,131
Cash and cash equivalents                         423,789      1,112,128
                                                1,759,165      2,473,931

TOTAL ASSETS                                   12,945,202     12,744,453


CONDENSED CONSOLIDATED INTERIM BALANCE SHEET
As at 30th June, 2006


                                                                AS AT              As at
                                                           30TH JUNE,     31st December,
                                                                 2006               2005
                                               Note           RMB'000            RMB'000
                                                           (UNAUDITED)         (Audited)
EQUITY
CAPITAL AND RESERVES
  ATTRIBUTABLE TO EQUITY
  HOLDERS OF THE COMPANY
Share capital                                   9           4,335,550          4,335,550
Reserves                                                    6,190,094          6,348,509
                                                           10,525,644         10,684,059
MINORITY INTEREST                                              53,594             48,757
TOTAL EQUITY                                               10,579,238         10,732,816

LIABILITIES
NON-CURRENT LIABILITIES
Deferred tax liability                                          4,802              4,830

CURRENT LIABILITIES
Loans from a related party                     15             200,000                 --
Trade payables                                  8              85,366            118,707
Payables for construction-in-progress                         114,449             99,462
Due to related parties                                        943,490          1,174,101
Dividends payable                                             348,969                462
Taxes payable                                                  61,470            102,155
Accruals and other payables                                   607,418            511,920
                                                            2,361,162          2,006,807

TOTAL LIABILITIES                                           2,365,964          2,011,637

TOTAL EQUITY AND LIABILITIES                               12,945,202         12,744,453

NET CURRENT (LIABILITIES)/ASSETS                2            (601,997)         1,745,555

TOTAL ASSETS LESS CURRENT LIABILITIES                      10,584,040         10,298,194


CONDENSED CONSOLIDATED INTERIM INCOME STATEMENT
For the six months ended 30th June, 2006


                                                        FOR THE SIX MONTHS ENDED
                                                                 30TH JUNE,
                                                            2006            2005
                                               Note      RMB'000         RMB'000
                                                      (UNAUDITED)     (Unaudited)

Revenues from railroad businesses
  Passenger                                            1,435,946       1,208,347
  Freight                                                236,768         269,365
                                                       1,672,714       1,477,712
Revenues from other businesses                            67,042          94,403
Total revenues                                         1,739,756       1,572,115
Operating expenses
Railroad businesses                                   (1,249,659)     (1,107,682)
Other businesses                                         (73,323)        (99,949)
Total operating expenses                              (1,322,982)     (1,207,631)
Other income, net                                         22,058          21,737

PROFIT FROM OPERATIONS                                   438,832         386,221
Finance costs                                             (7,266)           (140)
Share of results of associates after tax                  (1,891)         (2,194)

PROFIT BEFORE INCOME TAX                        10       429,675         383,887
Income tax expense                              11       (67,647)        (59,373)

PROFIT FOR THE YEAR                                      362,028         324,514

ATTRIBUTABLE TO:
Equity holders of the Company                            361,851         325,089
Minority interests                                           177            (575)
                                                         362,028         324,514

EARNINGS PER SHARE FOR PROFIT
  ATTRIBUTABLE TO THE EQUITY
  HOLDERS OF THE COMPANY DURING THE YEAR        13
     -- Basic                                           RMB0.083        RMB0.075
     -- Diluted                                              N/A             N/A


CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY For the six months ended 30th June, 2006


                                                                            RESERVES

                                                                          SHARE   STATUTORY
                                               SHARE         SHARE     ISSUANCE     SURPLUS     RETAINED
                                             CAPITAL       PREMIUM        COSTS     RESERVE     EARNINGS
                                   Note      RMB'000       RMB'000      RMB'000     RMB'000      RMB'000
                                          (Unaudited)   (Unaudited)  (Unaudited) (Unaudited)  (Unaudited)
BALANCES AT
 1ST JANUARY, 2006                         4,335,550     4,124,135      (27,007)    1,543,0      708,310
PROFIT ATTRIBUTABLE TO
 SHAREHOLDERS                                     --            --           --          --      361,851
TRANSFER OF EQUITY INTEREST          1            --            --           --          --           --
DIVIDENDS RELATING TO 2005          12            --            --           --          --     (520,266)

BALANCES AT 30TH JUNE, 2006                4,335,550     4,124,135      (27,007)  1,543,071      549,595

Balances at 1st January, 2005              4,335,550     3,984,135      (14,035)  1,458,298      656,626
Share issuance costs                              --            --      (21,594)         --           --
Profit attributable
 to shareholders                                  --            --           --          --      325,089
Dividends relating to 2004          12            --            --           --          --     (476,911)

Balances at 30th June, 2005                4,335,550     3,984,135      (35,629)  1,458,298      504,804


                                            RESERVES

                                                   MINORITY
                                     SUB-TOTAL     INTEREST         TOTAL
                                       RMB'000      RMB'000       RMB'000
                                    (Unaudited)  (Unaudited)   (Unaudited)

BALANCES AT
 1ST JANUARY, 2006                   6,348,509       48,757    10,732,816
PROFIT ATTRIBUTABLE TO
 SHAREHOLDERS                          361,851          177       362,028
TRANSFER OF EQUITY INTEREST                 --        4,660         4,660
DIVIDENDS RELATING TO 2005            (520,266)          --      (520,266)

BALANCES AT 30TH JUNE, 2006          6,190,094       53,594    10,579,238

Balances at 1st January, 2005        6,085,024       51,611    10,472,185
Share issuance costs                   (21,594)          --       (21,594)
Profit attributable
 to shareholders                       325,089         (575)      324,514
Dividends relating to 2004            (476,911)          --      (476,911)

Balances at 30th June, 2005          5,911,608       51,036    10,298,194


CONDENSED CONSOLIDATED INTERIM CASH FLOW STATEMENT
For the six months ended 30th June, 2006


                                                                  FOR THE SIX MONTHS ENDED
                                                                            30TH JUNE,

                                                                       2006           2005
                                                                    RMB'000        RMB'000
                                                                 (UNAUDITED)     (Unaudited)

Net cash from operating activities                                  416,903         601,003
Net cash used in investing activities                            (1,133,316)       (244,830)
Net cash from/(used in) financing activities                         28,074        (289,428)

Net (decrease)/increase in cash
  and cash equivalents                                             (688,339)         66,745
Cash and cash equivalents at beginning
  of period                                                       1,112,128       1,169,255

Cash and cash equivalents at end of period                          423,789       1,236,000


NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1.   GENERAL INFORMATION

     Guangshen Railway Company Limited (the "Company") was established as a joint stock limited company in the People's Republic of China (the "PRC") on 6th March, 1996 to take over and operate certain railroad and other related businesses (the "Businesses") which had been carried out by the Company's predecessor, Guangshen Railway Company (the "Predecessor") together with certain of its subsidiaries; and Guangzhou Railway (Group) Company (the "Parent Company") and certain of its subsidiaries prior to the formation of the Company. The Businesses carried out by the Company, the Predecessor and the Parent Company are all under the common control and jurisdiction of the Ministry of Railways (the "MOR") of the PRC.

     The Predecessor is controlled by and under the administration of the Parent Company. Pursuant to a restructuring agreement entered into among the Parent Company, the Predecessor and the Company on 8th March, 1996 which took effect from 6th March, 1996 (the "Restructuring Agreement"), the Company issued to the Parent Company 100% of its equity interest in the form of 2,904,250,000 ordinary shares (the "State-owned Domestic Shares") in exchange for the assets and liabilities of the Businesses (the "Restructuring"). After the Restructuring, the Predecessor changed its name to Guangzhou Railway (Group) Guangshen Railway Enterprise Development Company.

     In May 1996, the Company issued 1,431,300,000 shares, represented by 217,812,000 H Shares ("H Shares") and 24,269,760 American Depositary Shares ("ADSs", one ADS represents 50 H Shares) in a global public offering for cash of approximately RMB4,214,000,000 in order to finance the capital expenditures and working capital requirements of the Company and its subsidiaries (collectively defined as the "Group").

     The principal activities of the Group are railroad passenger and freight transportation. The Group also operates certain other businesses, which are principally services offered in the railway stations and sales of food, beverages and merchandises on board the trains as well as in the stations.

     The registered address of the Company is No.1052 Heping Road, Shenzhen, Guangdong Province, the People's Republic of China.

     As at 30th June, 2006, the Company had direct or indirect interests in the following principal subsidiaries which were incorporated and are operating in the PRC as limited liability companies:


                                                                  PERCENTAGE OF
                                            DATE OF             EQUITY INTEREST
                                            INCORPORATION/      ATTRIBUTABLE TO
NAME OF THE ENTITY                          ESTABLISHMENT           THE COMPANY   PAID-IN CAPITAL     PRINCIPAL ACTIVITIES

DIRECTLY HELD BY THE COMPANY
Shenzhen Guangshen Railway                  1st March, 1984                100%     RMB55,000,000     Construction of railroad
  Civil Engineering Company                                                                              properties
Shenzhen Fu Yuan Enterprise                 1st November, 1991             100%     RMB18,500,000     Hotel management
Development Company
Shenzhen Guangshen Railway                  16th August, 1995              100%     RMB2,400,000      Travel agency
Travel Service Ltd.
Shenzhen Jing Ming Industrial &             18th January, 1994             100%     RMB2,110,000      Maintenance of water and
Commercial Company Limited                                                                              electrical equipment
Shenzhen Jian Kai Trade Company*            6th December, 1993             100%     RMB2,000,000      Construction materials trading
Shenzhen Railway Station                    18th December, 1986            100%     RMB1,500,000      Catering services and
Services Company                                                                                        Passenger sales of
                                                                                                        merchandise
Guangzhou East Station Dongqun              23rd November, 1992            100%     RMB1,020,000      Sales of merchandise
  Trade and Commerce
  Service Company
Shenzhen Railway Station                    1st January, 1990               75%     RMB2,129,400      Catering services and
  Travel Service Company                                                                                sales of merchandise
Shenzhen Longgang Pinghu Qun                11th September, 1993            55%     RMB10,000,000     Cargo loading and unloading,
Yi Railway Store Loading and                                                                            warehousing, freight
Unloading Company                                                                                       transportation
Dongguan Changsheng                         22nd May, 1992                  51%     RMB38,000,000     Warehousing
  Enterprise Company
Guangzhou Tielian Economy                   27th December, 1994           50.5%     RMB1,000,000      Warehousing and freight
  Development Company Limited
  transport agency services
  ("Tielian")***
INDIRECTLY HELD BY THE COMPANY
Shenzhen Railway                            13th November, 2001            100%     RMB3,000,000      Property management
  Property Management
  Company Limited
Shenzhen Nantie Construction                8th May, 1995                  100%     RMB2,000,000      Supervision of construction
  Supervision Company                                                                                   projects
Shenzhen Guangshen Railway                  7th March, 2002                100%     RMB2,000,000      Culinary management
  Economic and Trade
  Enterprise Company
Shenzhen Yuezheng Enterprise                24th June, 1996                100%     RMB1,000,000      Freight transport agency,
  Company Limited                                                                                       cargo loading and
                                                                                                        unloading, warehousing
Shenzhen Road Multi-modal                   17th March, 1994                60%     RMB1,000,000      Freight transportation
Transportation Company Limited


*** In December 2005, the Company entered into an equity transfer agreement with the third party owner (the "MI Owner") of Tielian that 16.5% equity interest of Tielian held by the MI Owner was transferred to the Company. The acquisition was completed in January 2006. After the transaction, the equity interests of Tielian held by the Company increased from 34% to 50.5% and Tielian then became a subsidiary of the Company.

     The English names of all companies listed in the financial statements are direct translations of their registered names in Chinese.

     These condensed consolidated interim financial statements were approved for issue on 21st August, 2006.

2.   BASIS OF PREPARATION

     The accompanying unaudited condensed consolidated interim financial statements are prepared in accordance with IAS 34 "Interim Financial Reporting" promulgated by the International Accounting Standards Board and Appendix 16 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited. The interim condensed financial statements should be read in conjunction with the annual financial statements for the year ended 31st December, 2005.

     As at 30th June, 2006, the Group had reported net current liabilities of approximately RMB601,997,000. Notwithstanding this, the condensed consolidated interim financial statements have been prepared on a going concern basis because the directors, having considered the current cash flow from operations as well as the available unutilized banking facilities of the Group, are of the opinion that the Group will have sufficient funds to enable it to meet its obligations and commitment.


3.   ACCOUNTING POLICIES

     The accounting policies adopted by the Group in preparing the interim condensed consolidated financial statements are the same as those adopted in the preparation of the annual consolidated financial statements as at and for the year ended 31st December, 2005.

     The following new standards, amendments to standards and interpretations are to be applied mandatorily for the financial year ending 31st December, 2006.

     o Amendment to IAS 19, "Actuarial gains and losses, group plans and disclosures", effective for annual periods beginning on or after 1st January, 2006. The amendment has no material effect on the Group's policy;

     o Amendment to IAS 39, Amendment to "The fair value option", effective for annual periods beginning on or after 1st January, 2006. This amendment is not relevant for the group;

     o Amendment to IAS 21, Amendment "Net investment in a foreign operation", effective for annual periods beginning on or after 1st January, 2006. This amendment is not relevant for the Group;

     o Amendment to IAS 39, Amendment "Cash flow hedge accounting of forecast intragroup transactions", effective for annual periods beginning on or after 1st January, 2006. This amendment is not relevant for the group;

     o Amendment to IAS 39 and IFRS 4, Amendment "Financial guarantee contracts", effective for annual periods beginning on or after 1st January, 2006. This amendment is not relevant for the Group;

     o IFRS 6, "Exploration for and evaluation of mineral resources", effective for annual periods beginning on or after 1st January, 2006. This standard is not relevant for the Group;

     o IFRIC 4, "Determining whether an arrangement contains a lease", effective for annual periods beginning on or after 1st January, 2006. The Group has reviewed its contracts. This interpretation has no material impact to the Group;

     o IFRIC 5, "Rights to interests arising from decommissioning, restoration and environmental rehabilitation funds", effective for annual periods beginning on or after 1st January, 2006. This interpretation is not relevant for the Group; and

     o IFRIC 6, "Liabilities arising from participating in a specific market -- waste electrical and electronic equipment", effective for annual periods beginning on or after 1st December, 2005. This interpretation is not relevant for the group.

     The following new standards, amendments to standards and interpretations have been issued but are not effective for 2006 and have not been early adopted:

     o IFRIC 7, "Applying the Restatement Approach under IAS 29", effective for annual periods beginning on or after 1st March, 2006. Management do not expect the interpretation to be relevant for the Group;

     o IFRIC 8, "Scope of IFRS 2", effective for annual periods beginning on or after 1st May, 2006. Management do not expect the interpretation to be relevant for the Group;

     o IFRIC 9, "Reassessment of Embedded Derivatives", effective for annual periods beginning on or after 1st June, 2006. Management do not expect the interpretation to be relevant for the Group; and

     o IFRS 7, "Financial instruments: Disclosures", effective for annual periods beginning on or after 1st January 2007. IAS 1, "Amendments to capital disclosures", effective for annual periods beginning on or after 1st January, 2007. The Group has assessed the impact of IFRS 7 and the amendment to IAS 1 and concluded that the main additional disclosures will be the sensitivity analysis to market risk and capital disclosures required by the amendment of IAS 1. The Group will apply IFRS 7 and the amendment to IAS 1 from annual periods beginning 1st January, 2007.

4.   SEGMENT INFORMATION

     (i)  PRIMARY REPORTING FORMAT -- BUSINESS SEGMENTS

          For the period ending 30th June, 2006, the substantial portion of the business activities of the Group was railway transportation ("Railroad Businesses") and other related business operations (see Note 1). These segments are determined to be primary segments because senior management makes key operating decisions and assesses performance of the segments separately. The Group evaluates performance based on profit from operations.

          An analysis of the Group's revenues and results for the period by business segment is as follows:


                                                   FOR THE SIX MONTHS ENDED 30TH JUNE,

                             RAILROAD BUSINESSES         OTHER BUSINESSES                UNALLOCATED

                               2006         2005         2006          2005          2006          2005
                            RMB'000      RMB'000      RMB'000       RMB'000       RMB'000       RMB'000

Revenues
  -- External             1,672,714    1,477,712       67,042        94,403            --            --
  -- Inter-segment               --           --       29,661        43,742            --            --

                          1,672,714    1,477,712       96,703       138,145            --            --

Other income                 20,337       21,157        1,722           580            --            --
Segment results             443,393      391,187       (4,560)       (4,966)           --            --

Finance costs                    --           --           --            --        (7,266)         (140)
Share of results of
  associates after tax           --           --       (1,891)       (2,194)           --            --
Income tax expense               --           --           --            --       (67,647)      (59,373)

Profit for the period       443,346      388,993       (4,560)       (4,966)      (76,758)      (59,513)



                                  FOR THE SIX MONTHS ENDED 30TH JUNE,

                                ELIMINATION                    TOTAL

                             2006          2005          2006          2005
                          RMB'000       RMB'000       RMB'000       RMB'000

Revenues
  -- External                  --            --     1,739,756     1,572,115
  -- Inter-segment        (29,661)      (43,742)           --            --

                          (29,661)      (43,742)    1,739,756     1,572,115

Other income                   --            --        22,059        21,737
Segment results                --            --       438,833       386,221

Finance costs                  --            --        (7,266)         (140)
Share of results of
  associates after tax         --            --        (1,891)       (2,194)
Income tax expense             --            --       (67,647)      (59,373)

Profit for the period          --            --       362,028       324,514



          The segment assets and liabilities as at 30th June, 2006 for the six months then ended are as follows:


                             RAILROAD BUSINESSES         OTHER BUSINESSES            UNALLOCATED

                                            31st                        31st                       31st
                           30TH JUNE,    December,   30TH JUNE,    December,   30TH JUNE,     December,
                                 2006         2005         2006         2005         2006         2005
                              RMB'000      RMB'000      RMB'000      RMB'000      RMB'000      RMB'000


Segment assets             12,397,355   12,489,918      207,455      218,545           --           --
Deferred tax assets                --           --           --           --       40,392       35,990

Total assets

Segment liabilities         2,199,642    1,789,264      100,050      115,388           --           --
Tax payables                       --           --           --           --       61,470      102,155
Deferred tax liabilities           --           --           --           --        4,802        4,830

Total liabilities



                                ELIMINATION                    TOTAL

                                             31st                      31st
                           30TH JUNE,   December,   30TH JUNE,    December,
                                2006         2005         2006         2005
                             RMB'000      RMB'000      RMB'000      RMB'000


Segment assets                    --           --   12,904,810   12,708,463
Deferred tax assets               --           --       40,392       35,990

Total assets                                        12,945,202   12,744,453

Segment liabilities               --           --    2,299,692    1,904,652
Tax payables                      --           --       61,470      102,155
Deferred tax liabilities          --           --        4,802        4,830

Total liabilities                                    2,365,964    2,258,311


     (II) SECONDARY REPORTING FORMAT -- GEOGRAPHICAL SEGMENTS

          For the six months ended 30th June, 2006, all of the Group's business operations were conducted in the People's Republic of China (the "PRC"). Accordingly, no analysis of geographical segment information is presented.

5.   FIXED ASSETS AND CONSTRUCTION-IN-PROGRESS



                                                                        CONSTRUCTION-
                                                         FIXED ASSETS     IN-PROGRESS
                                                              RMB'000         RMB'000


Opening net book value as at 1st January, 2006              7,391,507       1,449,358

Additions                                                     297,492         885,046
Transfer from construction-in-progress to fixed assets        120,635        (120,635)
Disposals                                                        (750)             --
Depreciation (Note 10)                                       (175,109)             --

Closing net book amount as at 30th June, 2006               7,633,775       2,213,769


6.   INVESTMENT IN ASSOCIATES

     As at 30th June, 2006, the Company's interest in an associated company, Guangzhou Tiecheng Enterprise Company Limited ("Tiecheng"), amounted to approximately RMB101,960,000.

     In 1996, Tiecheng and a third party company jointly established a sino-foreign contractual joint venture, Guangzhou Guantian Real Estate Company ("Guangzhou Guantian"), in Guangzhou in order to develop certain properties near a railway station operated by the Group. On 27th October, 2000, Guangzhou Guantian together with two other parties, namely Guangzhou Guanhua Real Estate Company Limited ("Guangzhou Guanhua") and Guangzhou Guanyi Real Estate Company Limited ("Guangzhou Guanyi"), agreed to act as joint guarantors (collectively the "Guarantors") for certain payable balances due from Guangdong Guancheng Real Estate Company Limited ("Guangdong Guancheng") to a third party (the "Creditor").

     Guangzhou Guantian, Guangzhou Guanhua, Guangzhou Guanyi and Guangdong Guancheng are related companies to the extent that they have one common chairman. As Guangdong Guancheng failed to settle the payables, the Guarantors were found to be jointly liable to the Creditor an amount of approximately RMB257,000,000 plus accrued interest (collectively the "Damages") according to a court verdict made on 4th November, 2001 (the "Verdict"). In the case that Guangzhou Guantian had to honour its joint obligation to settle the Damages, the carrying value of the Company's investment in Tiecheng would have been further impaired.

     On 15th December, 2003, the People's High Court of Guangdong Province (the "High Court") accepted Guangzhou Guantian's application for a re-trial to discharge its obligation under the aforesaid guarantee. As a necessary step for the High Court to decide whether there should be a re-trial, a hearing was held on 18th March, 2004. In October 2005, the High Court received an order from the People's Supreme Court of Guangdong Province to launch a re-trial and certain preparatory procedures were undertaken by the High Court in December 2005. Nevertheless, the date of the re-trial has not been fixed. After consultation made with an independent legal counsel, the directors are of the opinion that there is a high possibility that the above guarantee arrangement would be determined to be invalid according to the relevant rules and regulations of the PRC. Accordingly, the directors consider that, as at the date of approval of the Financial Statements, the possibility that Guangzhou Guantian would be required to settle the above claim is remote, and no provision for impairment loss of the Company's interest in Tiecheng had to be made in the condensed consolidated interim financial statements. In addition, in order to avoid any monetary losses that the Company may suffer arising from the litigation, the Company has obtained a letter of undertaking issued by the Parent Company dated 14th December, 2004, whereby the Parent Company has undertaken to adopt relevant procedures and actions so that the investment interests of the Company in Tiecheng will not be affected by the litigation.


7.   TRADE RECEIVABLES, NET


                                           AS AT              As at
                                      30TH JUNE,     31st December,
                                            2006               2005
                                         RMB'000            RMB'000

Trade receivables                        117,658            116,877
Less: Provision for doubtful accounts    (10,484)           (10,484)
                                         107,174            106,393


     The credit terms trade receivables were within one year. The aging analysis of trade receivables, net was as follows:



                                       AS AT               As at
                                  30TH JUNE,      31st December,
                                        2006                2005
                                     RMB'000             RMB'000

Within 1 year                        102,312             101,729
Over 1 year but within 2 years         4,862               4,645
Over 2 years but within 3 years           --                  19
                                     107,174             106,393


8.   TRADE PAYABLES

     The aging analysis of trade payables was as follows:



                                      AS AT                As at
                                 30TH JUNE,       31st December,
                                       2006                 2005
                                    RMB'000              RMB'000

Within 1 year                        79,224              114,651
Over 1 year but within 2 years        2,646                3,696
Over 2 years but within 3 years       3,136                  360
Over 3 years                            360                   --
                                     85,366              118,707


9.   SHARE CAPITAL

     As at 30th June, 2006, the authorised capital of the Company consisted of ordinary shares of par value RMB1.00 per share:



                                    NUMBER OF      NOMINAL     PERCENTAGE OF
                                       SHARES        VALUE     SHARE CAPITAL
                                         '000      RMB'000

Authorised, issued and fully paid:
State-owned Legal Person Shares      2,904,250   2,904,250                67%
H Shares                             1,431,300   1,431,300                33%
                                     4,335,550   4,335,550               100%

     On 15th November, 2004, the Company and Guangzhou Railway Group Yangcheng Railway Company (the "Vendor"), a wholly owned subsidiary of the Parent Company, have entered into an agreement (the "Acquisition Agreement") for the acquisition of the railway transportation business between the rail route of Guangzhou and Pingshi currently operated by the Vendor and the assets and liabilities relating to such business (the "Acquisition"). The consideration for the acquisition was determined to be RMB10,264,120,700 (the "Consideration"), subject to confirmation obtained from the relevant PRC authorities and certain adjustments to be made according to the terms of the Acquisition Agreement.

     The Company intends to finance the payment of the Consideration with the proceeds of a public offering of its A shares to be issued with any shortfall being financed by internal resources and/or bank borrowings. The A shares so issued are intended to be listed on the Shanghai Stock Exchange of the PRC. In connection therewith, the Company applied to the relevant authorities in China for the issue and allotment of not more than 2.75 billion shares of A shares and submitted its application proposal relating to the offering to the China Securities Regulatory Commission (the "CSRC") on 31st December, 2004 (the "A Share Offer").

     In addition to the Acquisition Agreement, the Company has entered into various agreements in respect of leasing of equipment and provision of services with the Parent Company or the Vendor (the "Related Party Agreements"). Such agreements shall only be effective upon the completion of the Acquisition and shall replace all the existing agreements of similar nature enacted among the parties.

     On 30th December, 2004, the Acquisition, the A Share Offer and the Related Party Agreements were approved by the shareholders of the Company in shareholders meetings. Such approval was further renewed in shareholders meetings held on 20th January, 2006.

     The completion of the Acquisition Agreement is conditional upon the fulfilment of, among other things, the following remaining conditions: (1) the formal approval of the relevant authorities or bodies in relation to the A Share Issue being obtained; (2) the A Share Issue having completed and raised an amount of not less than 65% of the consideration; (3) the approval of the relevant government bodies responsible for the supervision and management of state owned assets in relation to the Vendor's proposal on disposal of state-owned assets being obtained; and (4) the approval of the National Development and Reform Committee in relation to the price determination for passenger and freight railway transportation services between Guangzhou and Pingshi being obtained.

     As at the date of approval of the condensed consolidated interim financial statements, certain conditions in the Acquisition Agreement stated above had not been fulfilled and accordingly, the Acquisition had not been completed.


10.  PROFIT BEFORE INCOME TAX

     Profit before tax is stated after charging/(crediting) the following:



                                                   FOR THE SIX MONTHS
                                                         ENDED
                                                       30TH JUNE,

                                                     2006        2005
                                                  RMB'000     RMB'000

Crediting
Interest income (including in other income)       (21,936)    (16,317)

Charging
Employee benefits expenses                        324,603     305,129
Cost of materials and supplies                    137,398     155,800
Repair costs, excluding material and suppliers    110,215     129,521
Operating lease rentals of locomotive,
  machinery and equipment                          90,659      79,889
Railway network usage                             235,980     159,882
Depreciation of fixed assets (Note 5)             175,109     150,621
Amortisation of leasehold land payments             8,730       7,792
Amortisation of deferred staff costs                7,546       7,546
Interest expenses                                   2,696         140


11.  INCOME TAX EXPENSE

     The amount of taxation charged to the condensed consolidated income statements represents:



                                                   FOR THE SIX MONTHS
                                                         ENDED
                                                       30TH JUNE,

                                                     2006        2005
                                                  RMB'000     RMB'000


PRC enterprise income tax                          67,647      59,373

     Income tax was provided in accordance with the enterprise income tax law of the PRC. As the Company was incorporated in the Shenzhen Special Economic Zone, it is subject to income tax rate of 15%. Other businesses of the Group are subject to enterprise income tax rates of 15% or 33%, depending mainly on their respective places of incorporation. Furthermore, certain subsidiaries engaged in other businesses are Sino-foreign joint ventures in the PRC which are entitled to full exemption from the PRC enterprise income tax for two years and a 50% reduction in the next three years starting from the first profit-making year, after offsetting available tax losses carried forward from prior years.

     The taxation on the Group's profit before taxation differs from the theoretical amount that would arise using the taxation rate of the home country of the Company as follows:


                                                                           FOR THE SIX MONTHS
                                                                                   ENDED
                                                                                30TH JUNE,

                                                                              2006      2005
                                                                           RMB'000   RMB'000

Profit before income tax                                                   429,675   383,887

Calculated at a taxation rate of 15% (2005: 15%)                            64,451    57,583
Expenses not deductible for taxation purposes
  -- Amortisation of deferred staff costs                                    1,132     1,132
  -- Depreciation charges of fixed assets different from which reported
       in the statutory financial statements in conformity with PRC GAAP       347        --
Tax losses for which no deferred tax assets was recognised                     551        --
Effect of different taxation rates for certain subsidiaries                  1,166       658
                                                                            67,647    59,373


12.  DIVIDENDS

     No appropriation from retained earnings has been made to the statutory reserves for the six months ended 30th June, 2006. Such appropriation will be made at year end in accordance with the Company Law of the PRC and the Articles of Association of the Company.

     In March 2006, the Board of Directors declared a dividend of RMB0.12 per share in respect of the year ended 31st December, 2005, totaling RMB520,266,000 (2005: 476,911,000), and it was approved by shareholders in the Annual General Meeting in May 2006. The Board of Directors has decided not to declare any interim dividend for the six months ended 30th June, 2006.


13.  EARNINGS PER SHARE

     Basic earnings per share for the six months ended 30th June, 2006 were computed by dividing, consolidated profit attributable to shareholders by 4,335,550,000 shares (2005: 4,335,550,000 shares) outstanding throughout the period. No diluted earnings per share was presented as there was no dilutive potential ordinary shares as at period end.


14.  COMMITMENTS

     (a)  OPERATING LEASE COMMITMENTS

          Total future minimum lease payments under non-cancellable operating leases were as follows:


                                                        AS AT            As at
                                                   30TH JUNE,   31st December,
                                                         2006             2005
                                                      RMB'000          RMB'000

Machinery and equipment:
Not more than one year                                107,901           75,375
More than one year but not more than five years        19,104               --
                                                      127,005           75,375

     (b)  CAPITAL COMMITMENTS

          As at 30th June, 2006, the Group had the following capital commitments which are authorized but not contracted for, and contracted but not provided for:


                                                        AS AT            As at
                                                   30TH JUNE,   31st December,
                                                         2006             2005
                                                      RMB'000          RMB'000

Authorised but not contracted for                   2,370,055          658,937
Contracted but not provided for                     4,419,908          535,963

          A substantial amount of these commitments is related to the construction of the fourth rail-line of the Company ("Fourth Rail-Line") and purchase of new locomotives.


15.  RELATED PARTY TRANSACTIONS

     Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.

     The Company is controlled by the Parent Company, which is a subsidiary of the Ministry of Railways (the "MOR") and is ultimately controlled by the PRC government. The PRC government also controls a significant portion of the productive assets and entities in the PRC. In accordance with the requirements of IAS 24, Related Party Disclosures, all other state controlled enterprises and their subsidiaries, other than the Parent Company, MOR and fellow subsidiaries and associates, are also defined as related parties of the Company ("Other State- owned Companies").

     For the purpose of related party transactions disclosure, the Group has identified, to the extent practicable, those corporate customers and suppliers which are state-owned enterprises based on their immediate ownership structure. It should be noted, however, that substantially all of the Group's business activities are conducted in the PRC and the influence of the PRC government in the Chinese economy is pervasive. In this regard, the PRC government indirectly holds interests in many companies. Many state-owned enterprises have multi-layered corporate structure and the ownership structures change over time as a result of transfers and privatisation programs. Some of these interests may, in themselves or when combined with other indirect interests, be controlling interests. Such interests, however, would not be known to the Group and are not reflected in the disclosures below. In addition, a portion of the Group's services provided are of a retail nature to end users, which include transactions with the employees of state-owned enterprises on corporate business, their key management personnel and close family members. These transactions are carried out on normal commercial terms that are consistently applied to all customers. Due to the vast volume and the pervasiveness of these transactions, the Group is unable to determine the aggregate amount of these transactions for disclosure. Therefore, the revenue from provision of services disclosed below does not include retail transactions with these related parties. However, the Group believes that meaningful information relating to related party disclosures has been adequately disclosed.



                                                                                FOR THE SIX MONTHS ENDED
                                                                                        30TH JUNE,
                                                                                     2006        2005
                                                                                  RMB'000     RMB'000


RECURRING TRANSACTIONS:

TRANSACTIONS WITH MOR AND ITS RELATED ENTITIES

I.   INCOME
     Provision of train transportation and related services to
       other railway companies controlled by MOR                                  158,455     122,467
     Revenue received, processed and allocated by MOR
       -- long distance passenger transportation                                  401,936     279,775
       -- cargo forwarding railway usage fees                                      50,450      54,500
     Interest income received/receivable from
       MOR Deposit-taking Centre                                                    1,739       3,493

II.  CHARGES AND PAYMENTS
     Services charges allocated from MOR for train transportation and related services offered by other railway companies
       controlled by MOR                                                          241,933     124,350
     Operating lease rentals paid/payable to MOR                                   18,692      25,941
     Lease of locomotives and related services provided from
       Yangcheng                                                                   12,205      24,255
     Social services (employee housing, health care, educational and public security services and other ancillary services) provided
       by the GEDC under a service agreement                                       34,887      32,141
     Purchase of materials and supplies from Guangzhou Railway
       Material Supply Company                                                     29,704      37,182

NON-RECURRING TRANSACTIONS:

I.   TRANSACTIONS WITH MOR AND ITS RELATED ENTITIES
     Provision of repair and maintenance services by subsidiaries held by
       the Parent company                                                           4,018       8,450
     Provision of construction management services by the Parent Company
       in connection with the construction of fixed assets of the Company           6,000          --
     Provision of supplies and materials by subsidiaries of Parent Company         29,704      27,808
     Loans from MOR (a)                                                           200,000          --
II.  TRANSACTIONS WITH OTHER STATE-OWNED COMPANIES
     Provision of construction and related service                              1,159,925     255,705
     Provision of repair and maintenance services                                  29,796      53,347
     Provision of supplies and materials                                            6,175       2,940

     (a) The loan is interest-bearing at 5.265% per annum, unsecured and repayable within one year. The interest expenses paid for the six months ended 30th June, 2006 were approximately RMB564,000.

     (b) Directors and supervisors compensation amounted to RMB1,063,000 as at 30th June, 2006 (2005: RMB1,068,000). The details were as below:


                                                                                   SIX MONTHS ENDED
                                                                                        30TH JUNE,
                                                                                     2006        2005
                                                                                (RMB'000)   (RMB'000)

Fees                                                                                  300         237
Wages and salaries                                                                     78          88
Bonus                                                                                 676         732
Employer's contribution to pension scheme                                               9          11
                                                                                    1,063       1,068


16.  BANKING FACILITIES

     As at 30th June, 2006, the Group had unutilized banking facilities of approximately RMB8,630,000,000 granted from certain banks which are designated for the construction of the Fourth Rail-Line mentioned in Note 14(b).

As at the date of this announcement, the executive Directors are Mr. Wu Junguang, Mr. Yang Yiping and Mr. Yang Jinzhong; the non-executive Directors are Mr. Cao Jianguo, Mr. Wu Houhui and Mr. Wen Weiming; and the independent non-executive directors of the Company are Mr. Chang Loong Cheong, Ms. Deborah Kong and Mr. Wilton Chau Chi Wai.